UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BAUSCH & LOMB INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Issuer))

2004 Senior Convertible Securities due 2023

Floating Rate Convertible Senior Notes due 2023

(Title of Class of Securities)

071707AM5 and 071707AK9

(CUSIP Number of Class of Securities)

Robert B. Stiles, Esq.

Senior Vice President and General Counsel

Bausch & Lomb Incorporated

One Bausch & Lomb Place

Rochester, New York 14604

(583) 338-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$196,597,000	$6,035.53

*

The transaction value shown is only for the purpose of calculating the filing fee. The amount shown assumes that $155,902,000 aggregate principal amount of the 2004 Senior Convertible Securities due 2023 are purchased at the offer price of $1,216.14 per $1,000 principal amount plus accrued and unpaid interest up to but excluding October 19, 2007 and that $4,098,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due 2023 are purchased at the offer price of $1,216.14 per $1,000 principal amount plus accrued and unpaid interest up to but excluding October 19, 2007. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per million of the transaction valuation.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Bausch & Lomb Incorporated, a New York corporation (the “Company”), and relates to the offers (the “Offers”) by the Company to purchase for cash any and all of the Company’s 2004 Senior Convertible Securities due 2023 (the “2004 Convertible Securities”) and Floating Rate Convertible Senior Notes due 2023 (the “Floating Rate Convertible Notes” and, together with the 2004 Convertible Securities, the “Securities”) upon the terms and subject to the conditions set forth in the attached Offer to Purchase and Consent Solicitation Statement dated as of September 19, 2007 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter Transmittal and Consent. Copies of the Offer to Purchase and the related Letter of Transmittal and Consent are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offers will expire at 8:00 a.m., New York City time, on October 19, 2007, unless an Offer is extended or earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.

All of the information set forth in the Offer to Purchase and the related Letter of Transmittal and Consent is incorporated by reference herein as set forth below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under “Summary” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Bausch & Lomb Incorporated. The address of the Company’s principal executive offices is One Bausch & Lomb Place, Rochester, New York 14604. The telephone number of its principal executive office is (585) 338-1600.

(b) Securities. This Schedule TO relates to the offers by the Company to purchase all the outstanding Securities. As of September 13, 2007, there were approximately $155,902,000 in aggregate principal amount of the 2004 Convertible Securities outstanding and $4,098,000 in aggregate principal amount of the Floating Rate Convertible Notes outstanding.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under “Market and Trading Information” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This is an issuer tender offer. The information set forth under Item 2(a) above and in the Offer to Purchase under “Bausch and Lomb Incorporated” is incorporated herein by reference. The following table names each person specified in Instruction C to Schedule TO. Each such person’s business address is One Bausch & Lomb Place, Rochester, New York 14604, and each such person’s business telephone number is (585) 338-1600.

Name	Position

Gerhard Bauer	Senior Vice President, Global Operations & Engineering

Alan M. Bennett	Director

Catherine M. Burzik	Director

Domenico De Sole	Director

Alan H. Farnsworth	Senior Vice President & President, Europe, Middle East & Africa Region

Paul A. Friedman	Director

Dwain L. Hahs	Senior Vice President & President, Asia Region

Evon L. Jones	Corporate Vice President & Chief Information Officer

Barbara M. Kelley	Corporate Vice President, Communications & Investor Relations

Jurij Z. Kushner	Corporate Vice President, Controller

Brian Levy	Corporate Vice President & Chief Medical Officer

Jonathan S. Linen	Director

Ruth R. McMullin	Director

Robert J. Moore	Corporate Vice President and President, U.S. Vision Care

David R. Nachbar	Senior Vice President, Human Resources

Angela J. Panzarella	Corporate Vice President, Global Vision Care

Gary M. Phillips	Corporate Vice President & Vice President Commercial Operations

Linda Johnson Rice	Director

Efrain Rivera	Senior Vice President & Chief Financial Officer

Robert B. Stiles	Senior Vice President & General Counsel

Henry C. Tung	Corporate Vice President, Global Surgical

Praveen Tyle	Senior Vice President, Research & Development & Chief Scientific Officer

William H. Waltrip	Director

Barry W. Wilson	Director

Kenneth L. Wolfe	Director

Ronald L. Zarrella	Chairman & Chief Executive Officer

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in (i) the Offer to Purchase under “Summary,” “The Merger,” “Certain Considerations,” “The Offers,” “The Proposed Amendments” and “Certain U.S. Federal Income Tax Consequences” and (ii) the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2007 under “Summary—Required Vote of Shareholder to Approve and Adopt the Merger Agreement” and “The Merger—Reasons for the Merger” is incorporated herein by reference.

(b) Purchases. To the best of our knowledge, we will not purchase any Securities from any of our officers, directors or affiliates.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in (i) the Offer to Purchase under “Non-Convertible Notes Tender Offers and Consent Solicitation,” (ii) the definitive Proxy Statement on Schedule 14A filed with the SEC on August 14, 2007 under “Summary,” “The Special Meeting,” “The Merger—Reasons for the Merger,” “The Merger—Recommendations of the Company’s Board of Directors” and “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger” and (iii) the Proxy Statement Supplements filed with the SEC on August 31, 2007 under “Supplemental Information to the Proxy Statement” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under “Purpose of the Offers” is incorporated herein by reference.

(b) Use of Securities Acquired. Any Securities submitted for purchase will be cancelled and retired.

(c) Plans. The information set forth in (i) the definitive Proxy Statement on Schedule 14A filed with the SEC on August 14, 2007 under “Summary,” “The Special Meeting,” “Questions and Answers About

the Special Meeting and the Merger,” “The Merger—Background of the Merger,” “The Merger—Reasons for the Merger,” “The Merger—Recommendations of the Company’s Board of Directors,” “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Merger Agreement,” (ii) the Proxy Statement Supplements filed with the SEC on August 31, 2007 under “Supplemental Information to the Proxy Statement” and (iii) the Offer to Purchase under “Certain Considerations—Absence of Information,” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in (i) the Offer to Purchase under “Source and Amount of Funds” and (ii) the definitive Proxy Statement on Schedule 14A filed with the SEC on August 14, 2007 under “The Merger—Financing by Parent of Merger and Related Transactions” is incorporated herein by reference.

(b) Conditions. The information set forth in the definitive Proxy Statement on Schedule 14A filed with the SEC on August 14, 2007 under “The Merger—Financing by Parent of Merger and Related Transactions” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the definitive Proxy Statement on Schedule 14A filed with the SEC on August 14, 2007 under “The Merger—Financing by Parent of Merger and Related Transactions” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. To the best of our knowledge, no Securities are beneficially owned by any person whose ownership would be required to be disclosed in this Item.

(b) Securities Transactions. To the best of our knowledge, none of the persons referenced in this Item have engaged in any transactions in the Securities during the 60 days preceding the date of this Schedule TO.

ITEM 9.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under “The Offer—Purchase Price” and “Dealer Managers, Information Agent and Depositary” is incorporated by reference herein.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in: (i) Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2006, together with the attachments thereto, (ii) Item 1 of our Quarterly Report on Form 10-Q for the period ended June 30, 2007 and (iii) Exhibit 12 to our Annual Report on Form 10-K for the year ended December 31, 2006, are incorporated herein by reference

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(3) The information set forth in the definitive Proxy Statement on Schedule 14A filed with the SEC on August 14, 2007 under “The Merger—Regulatory and Other Governmental Approvals” is incorporated herein by reference.

(4) Not applicable.

(5) The information set forth in (i) the definitive Proxy Statement on Schedule 14A filed with the SEC on August 14, 2007 under “The Merger—Litigation Related to the Merger” and (ii) the Proxy Statement Supplement filed with the SEC on August 31, 2007 under “Litigation Related to the Merger” is incorporated herein by reference.

(b) Other Material Information. The information set forth in (i) the Offer to Purchase and the Letter of Transmittal and Consent, (ii) the definitive Proxy Statement on Schedule 14A filed with the SEC on August 14, 2007 and (iii) the Proxy Statement Supplement filed with the SEC on August 31, 2007 is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated September 19, 2007.
(a)(1)(ii)	Letter of Transmittal and Consent.
(a)(1)(iii)	Press Release issued by the Company on September 19, 2007.
(b)	None.
(d)(1)	Definitive Proxy Statement on Schedule 14A filed with the SEC on August 14, 2007 (incorporated herein by reference).
(d)(2)	Proxy Statement Supplements filed with the SEC on August 31, 2007 (incorporated herein by reference).
(g)	None.
(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BAUSCH & LOMB INCORPORATED

By:	/s/ Efrain Rivera
	Name:	Efrain Rivera
	Title:	Senior Vice President and
Chief Financial Officer

Date: September 19, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated September 19, 2007.
(a)(1)(ii)	Letter of Transmittal and Consent.
(a)(1)(iii)	Press Release issued by the Company on September 19, 2007.
(b)	None.
(d)(1)	Definitive Proxy Statement on Schedule 14A filed with the SEC on August 14, 2007 (incorporated herein by reference).
(d)(2)	Proxy Statement Supplements filed with the SEC on August 31, 2007 (incorporated herein by reference).
(g)	None.
(h)	None.